UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1	Report for 11/02/2015

Item A.2	CIK Number of registrant - 0000810695

Item A.3	EDGAR Series Identifier - S000005858

Item A.4	Securities Act File Number - 033-11905

Item A.5	Martin R. Dean

(Person authorized to receive information and respond to questions about this Form N-CR)

Part B: Default or event of insolvency of portfolio security issuer – NOT APPLICABLE

Part C: Provision of financial support to fund

Item C.1	Description of nature of support – Capital Contribution

Item C.2	Person providing support – Huntington Asset Advisors, Inc.

Item C.3	Brief description of relationship between the person providing support and the fund – Huntington Asset Advisors, Inc. is the investment advisor to Huntington Money Market Fund.

Item C.4	Date support provided – October 30, 2015

Item C.5	Amount of support - $174,689.80

Item C.6	Not applicable.

Item C.7	Not applicable.

Item C.8	Brief description of reason for support – In anticipation of the liquidation of the Huntington Money Market Fund on November 20, 2105, Huntington Asset Advisors is making a capital contribution to the Fund in the amount noted above. This amount represents historical capital losses incurred on the sale of securities. The goal of the capital contribution is to ensure a $1.00 redemption price to shareholders upon liquidation.

Item C.9	Term of support – one-time

Item C.10	Brief description of any contractual restrictions relating to support – none.

Part D: Deviation between current net asset value per share and intended stable price per share – NOT APPLICABLE

Part E: Imposition of liquidity fee – NOT APPLICABLE

Part F: Suspension of fund redemptions – NOT APPLICABLE

Part G: Removal of liquidity fees and/or resumption of fund redemptions – NOT APPLICABLE

Part H: Optional disclosure – NOT APPLICABLE

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Huntington Funds
(Registrant)

Date November 2, 2015

/s/ Martin R. Dean
Martin R. Dean
Chief Compliance Officer, Huntington Funds